FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

January 13, 2009.

ITEM 3:	News Releases

A news release was issued on January 13, 2009 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.

ITEM 4:	Summary of Material Change

The Company provides further information regarding its land package in Labrador following its January 7, 2009 News Release, and announced the registration of Ron Atlas from its Board of Directors.

ITEM 5:	Full Description of Material Change

The Company provides further information regarding its land package in Labrador following its January 7, 2009 News Release announcing that Crosshair and Target Exploration and Mining Corp. (“Target”) agree to combine to create a solid North American uranium asset base. Crosshair currently controls 7133 claims (178,325 hectares) in the Central Mineral Belt (CMB) of Labrador.

Crosshair’s original land package, which was once controlled by Shell Canada Resources in the 1960’s and 70’s, is host to the C Zone – Area 1 – Armstrong Corridor, which has a current National Instrument (NI) 43-101 indicated resource of 5.19 million (M) pounds (lbs) of uranium (U3O8) (6.92 million tonnes at 0.034% U3O8) and an additional inferred resource of 5.82 M lbs of U3O8 (8.17 million tonnes at 0.032% U3O8) between all three zones. All three zones remain open for expansion along strike and to depth. The claims acquired in May 2008 host the Two Time Deposit, which has an existing NI 43-101 indicated resource of 2.33 M lbs of U3O8 (1.82 million tonnes at 0.058% U3O8) and an additional inferred resource of 3.73 M lbs of U3O8 (3.16 million tonnes at 0.053% U3O8), also open for expansion. The complete resource estimate can be found in the NI 43-101 report entitled Technical Report on the Central Mineral Belt Uranium Project, Labrador, Canada dated July 31 2008, as well as on Crosshair’s website.

The majority of the claims in Labrador are in good standing under provincial work assessment rules until 2012 and some claims are in good standing as late as 2018, meaning no work is required on these claims for the foreseeable future. Crosshair will only undertake the minimum amount of work on the balance of the claims to maintain the assets in Labrador and keep them in good standing until the 3 year moratorium (announced March 2008) on uranium mining and milling on the Labrador Inuit Lands (LIL) is lifted. When and if that occurs, Crosshair will resume its exploration and development activities and continue drilling with the goal of expanding its resources.

Change of Board Members

Crosshair announces the resignation of Ron Atlas from the Board of Directors. Mr. Atlas is the Chairman and CEO of Universal Uranium Ltd. and the Board of Directors would like to thank Mr. Atlas for his services. Stewart Wallis, President of Target, will be appointed to the Board of Directors upon completion of the merger.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Sheila Paine
Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

January 16, 2009.